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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Crowley Maritime Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

228090106

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228090106

Person 1
1.	(a) Names of Reporting Persons. The Mechanics Bank of Richmond
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 0

7. Sole Dispositive Power 0

8. Shared Dispositive Power 51,421

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,421 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 47.8%

12.	Type of Reporting Person (See Instructions)

BK

Item 1.
	(a)	Name of Issuer Crowley Maritime Corporation
	(b)	Address of Issuer's Principal Executive Offices
155 Grand Avenue, 7th Floor, Oakland, CA 94612

Item 2.
	(a)	Name of Person Filing The Mechanics Bank of Richmond
	(b)	Address of Principal Business Office or, if none, Residence 3170 Hilltop Mall Road, Richmond, CA 94806-0047
	(c)	Citizenship California
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 228090106

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[X ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 51,421 (1)(2)
	(b)	Percent of class: 47.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 51,421

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Molly M. Crowley, as the sole income beneficiary of the Thomas B. Crowley Marital Trust, has the right to receive all dividends from the Issuer's common stock to the extent they are treated as trust income. Molly M. Crowley, as co-trustee of the Thomas B. Crowley Marital Trust, shares joint power with The Mechanics Bank of Richmond to direct the disposition of dividends and proceeds from the sale of the Issuer's common stock in accordance with the trust agreement. The Mechanics Bank of Richmond shares dispositive power of the Issuer's shares of common stock in the Thomas B. Crowley Marital Trust with Molly M. Crowley and Thomas B. Crowley, Jr.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2006
Date

/s/ Kelly Johnston
Signature

The Mechanics Bank of Rishmond Kelly Johnston, Vice President
Name/Title

(1) The undersigned expressly declares that the filing of this Schedule 13G shall not be construed as an admission that the undersigned is, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

(2) Represents 32,601 shares of Common Stock held by the Thomas B. Crowley Marital Trust and 18,819 shares of Common Stock acquirable upon conversion of Series A Preferred Stock held by the Thomas B. Crowley Marital Trust.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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